July 9, 2024

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	IperionX Limited
Form 20-F/A for the Fiscal Year ended June 30, 2023
Filed February 20, 2024
Response Dated May 28, 2024
File No. 001-41338

To Whom It May Concern:

IperionX Limited (the “Company”) is in receipt of the comment letter dated June 20, 2024 from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced filings.

On behalf of the Company, I hereby request that the Staff permit the Company to provide its response to the comments by July 16, 2024, which is seven calendar days after the date hereof.

If you have any questions, please do not hesitate to contact our counsel at Gibson, Dunn & Crutcher LLP, Eric Scarazzo at (212) 351-2389.

Very truly yours,

/s/ Marcela Castro

Marcela Castro
Chief Financial Officer

cc:	Eric Scarazzo, Gibson, Dunn & Crutcher LLP